SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant To Section 12(g) of the Securities Exchange Act of 1934

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                          Net Master Consultants, Inc.

                      formerly Houston Produce Corporation

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Texas                                                                  76-027334
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA               92624
(Address of principal executive offices)                             (Zip Code)


Registrant's telephone number, including area code:       (949) 248-1765




The following Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                    3,167,800

                                November 23, 1999


    The EXHIBIT INDEX is located at page 39 - of this Registration Statement

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                                     PART I
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                          Unnumbered Item: Introduction

     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for continued quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Registrant's common stock is presently quoted on the OTCBB. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Commission and be and become information that the public can access easily. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

     This Registrant may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this Registrant is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.

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                        Item 1. Description of Business.
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(a)  Business Development.

     (1) Form and Year of Organization. This Corporation ("the Registrant") Net Masters Consultants, Inc. was incorporated in Texas on December 28, 1988, as Houston Produce Corporation. The company intended to import fruits and vegetables from Latin America for sale in the United States market; however, it has remained dormant until its reactivation in March of 1997. As of this date, the issuer continues to be a development stage company. On June 24, 1997, the issuer changed its name to Net Masters Consultants, Inc. and increased and changed its authorized capital to 100,000,000 shares of par value $0.0001. The Registrant had intended to become a global Internet Media company that would offer a network of branded World-Wide Web programming that would serve millions of users daily. The Registrant intended to provide targeted resources and communications services, attracting a broad range of audiences, based upon demographic, key-subject and geographic interests. To date the Registrant has not succeeded in launching operations pursuant to its business plan, and that plan was abandoned, on October 1, 1999. Management is presently engaged in a search for a profitable business opportunity, by acquisition or combination.

     This Registrant has never been a "Blank Check Company", commonly called a "Blind Pool", as referred to in either Rule 419 or Rule 504, or at any time its founders or others were offered, purchased or acquired the outstanding securities of this Registrant. After abandoning its business plan, it became a company whose business plan was to find a profitable business combination. As a practical matter, the Registrant is required to register its common stock pursuant to ss.12(g) of the 1934 Act, and to pursue continued acceptance for quotation on the OTCBB if it is to have any chance to compete in with other issuers or registrants, for business combinations by reverse acquisition. There are no lock-up or shareholder pooling agreements between or among shareholders of this Registrant.

All shares are owned and controlled independently by the persons to whom they are issued. This Registrant has no Internet address.

      Founders Shares: On December 29, 1988, 33,000 shares of common stock were issued in exchange for organizational services and costs, valued by management at $33.00. These shares were issued to the two founding shareholders. On March 27, 1997, the Issuer authorized a 1,000 to one forward split of the existing 33,000 shares to 33,000,000 shares of par value $0.0001, immediately following which forward split, the Corporation resolved to cancel and replace the founders' 33,000,000 shares with 3,000,000 replacement founders' shares.

     Further Issuances: On May 22, 1997, the Issuer authorized the issuance of 20,000 shares for $100,000.00, pursuant to Regulation D, Rule 504. On May 12, 1998, the Issuer authorized the issuance of 2,800 shares for $2,800.00, pursuant to Regulation D, Rule 504. As a result of the foregoing, on October 16, 1998, the Issuer had 3,022,800 shares issued and outstanding, among 48 shareholders. On or about December 29, 1998, the company made a further issuance of 50,000 shares to a single investor, pursuant Regulation D, Rule 504, for $5,000.00 cash; and similarly on March 3, 1999, a further placement for cash, of 95,000 shares, pursuant to the Rule.

     As a result of the foregoing, on March 31, 1998, and May 15, 1999 the Issuer had 3,167,800 shares issued and outstanding, among approximately 51 shareholders, as follows:

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    Issuance:
Reference Number                   Original                       Forward Split
    Exemption                     Issuances                          1 to 1,000
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    1-ss.4(2)                        33,000                          33,000,000
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2- ss.4(2) Founders
   Adjustment                                                       (30,000,000)
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    Subtotal                         33,000                           3,000,000
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    3-ss.504                                                             20,000
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    4-ss.504                                                              2,800
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    5-ss.504                                                             50,000
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    6-ss.504                                                             95,000
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    Subtotal                                                            167,800
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     Totals                                                           3,167,800
================================================================================

     Substantially all of its non-affiliate owned shares have become or were from issuance free of restriction in conformity with Rule 144, and might be resold in brokerage transactions, in compliance with that Rule. Please see ITEM 8 of this PART I, DESCRIPTION OF SECURITIES, for more information.

     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

(b) Business of the Issuer. This Company has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. It has no day to day operations at the present time. Its officers and directors devote only insubstantial time and attention to the affairs of this issuer at the present time, for the reason that only such attention is presently required. Management has adopted a conservative and patient policy of seeking opportunities of exceptional quality, in management's view, and to accept that it may have to wait longer, as a result, before consummating any transactions to create profitability for its shareholder. Management recognizes that the higher the standards it imposes upon itself, the greater may be it's competitive disadvantages with other more attractive acquiring interests or entities. Due to circumstances unique to this Registrant, it is not in a position to consider any specific proposal for the use of this Registrant in reverse merger transactions, for the reason that it is not now qualified for continued quotation on the OTC Bulletin Board on or after February of 2000. Management has determined that it must so qualify itself by this 1934 Act Registration of its common stock, as a class, pursuant to ss.12(g) of the Securities Act of 1934, before it can present itself as a viable competitor in the reverse acquisition arena.

     Limited Scope and Number of Possible Acquisitions: The Company does not intend to restrict its consideration to any particular business or industry segment, and the Company may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of the Company's limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely the Company will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Company will not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     Probable Industry Segments for Acquisition. While the Company does not intend to rule out its consideration to any particular business or industry segment, Management has determined to focus its principal interest in evaluating development stage companies in the electronic commerce, high- technology, communication technologies, information services and internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     Reporting under the 1934 Act. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K.

Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

     Transactions with Management. There is no present or foreseeable potential that this Registrant will acquire a target business or company in which its present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length acquisition of business assets owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transaction do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public issuers amenable to reverse merger transactions.

     Finders fee for Management. No finder's fees will be payable to Management in connection with any forseeable reverse acquisition. Management is identified with the principal shareholder. The Principal Shareholder's remaining share ownership following any reverse acquisition, and the Principal Shareholder might be expected to sell its controlling interest for consideration from the acquiring shareholders of the acquisition target. Depending on the quality of the target company, the principal shareholder may sell all, some, or none of the control block, as matters for arm's length deal-making, when it comes to that stage. Additionally, the Principal Shareholder is the Principal Consultant and provides, has provided and may provide corporate services to the Registrant, billable hourly in an established and customary manner. No finders fees, commissions or other bonuses to Management, Principal Shareholder, or affiliates, for securing or in connection with any acquisition, will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable.

     Consultants. This Registrant has only a single consultant, namely Intrepid International Ltd., a Nevada Corporation, in which one or more of the Registrant's Officers and directors is an affiliate. No other consultants are presently engaged nor are there any plans to retain any consultants currently or for the foreseeable future. It is, of course, conceivable that should a target business be acquired, one or more consultants may be sought out by the management of the acquired entity, following a change of control. As of this time, there is no basis upon which Management could base anything more than mere speculation as to what manner of consultant, what criteria for seeking or selecting consultants, or what term of service any such consultant might require; for the reason that all such consideration would be matters before the Management of the Registrant only after a change of control which would result from a reverse acquisition.

     Loan Financing not anticipated. There are no foreseeable circumstances under which loan financing will be sought or needed during Registrant's present development stage.

     Dependence on Management. This Company is required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, and also Item 7 of this Part, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     (1)  Principal Products or Services and their Markets. None.

     (2)  Distribution Methods of the products or services. None.

     (3)  Status of any publicly announced new product or service. None.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. This Registrant became a candidate for reverse acquisition transactions only this past October. Management, in evaluating market conditions and unsolicited proposals, has formed the estimate that the selection of a business combination is probable within the next twelve months. There is no compelling reason why this Registrant should be preferred over other reverse-acquisition public corporation candidates. It has no significant pool of cash it can offer and no capital formation incentive for its selection. It has a limited shareholder base insufficient for acquisition target wishing to proceed for application to NASDAQ. In comparison to other "public shell companies" this Registrant is unimpressive, in the judgement of management, and totally lacking in unique features which would make it more attractive or competitive than other "public shell companies". While management believes that the competition of other "public shell companies" is intense and growing, it has no basis on which to quantify its impression. This Registrant is not desperate or overly eager to find a business partner, and its management has resolved to allow such time as may be required to find an opportunity of superior value and potential. Notwithstanding the confidence of management in its knowledge, skill and that of its consultants and principal shareholder, there can be no assurance that this issuer will prove competitively attractive to the kinds of transactions it seeks. Please See the Item 2 of this part, MANAGEMENT DISCUSSION AND ANALYSIS, for more information and disclosure.

     (5)  Principal Products or Services and their Markets. None.

     (6)  Distribution Methods of the products or services. None.

     (7)  Status of any publicly announced new product or service. None.

     (8) Sources of and availability of raw Materials and the names of principal suppliers. Not Applicable

     (9)  Dependence on one or a few major customers. Not Applicable

     (10) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. None.

     (11) Need for any government approval of principal products or services and status. Not Applicable

     (12) Effect of existing or probable governmental regulations on the business. Not Applicable. However, this issuer would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports required to be filed with the Commission. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for continued quotation on the OTCBB for the purchase and sale of the shares of its common stock in brokerage transactions. In connection with such continuation on the OTCBB, this Registrant would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the Registrant's affairs.

     (13) Estimate of amount spent on research and development in each of last two years. None.

     (14) Costs and effects of compliance with environmental laws. Not
Applicable

     (15) Number of total employees and full-time employees. None. The Registrant has two officers who devote an insubstantial amount of time to the affairs of this Registrant and who serve without compensation.

     (16) Year 2000 Compliance, effect on customers and suppliers. None. The issuer has no computers or digital equipment of its own, no suppliers or customers. Accordingly, the issuer has determined that it is faced with no year 2000 compliance issues other than those shared by the public in general.

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        Item 2. Managements Discussion and Analysis or Plan of Operation.
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(a) Plan of Operation. This Company has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders.

     (1) Plan of Operation for the next twelve months. This Issuer's Management, and this Issuer's Principal shareholder are in continuous receipt of proposals from high-technology, telecommunication and internet projects, some new start-up, some with significant research and development in progress. It has not been and is not believed to be necessary for this Issuer to advertise, or for management to travel in search of candidates. It is likely that management might travel in connection with a candidate it intends to select and with which it intends to enter into a committed relationship. Extensive due diligence and evaluation of proposals is made by the principal shareholder in connection with its own business, and perforce for the benefit of this Issuer.

     (i) Cash Requirements and of Need for additional funds, twelve months. This Company has no immediate or forseeable need for additional funding, from sources outside of its circle of shareholders, and their consultants, during the next twelve months. The expenses of its audit, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, have been and continue to be advanced by its management and principal shareholder. No significant cash or funds are required for its Management to evaluate possible transactions. Management reports that proposals are regularly made to the management and that it has not proven necessary for management to engage in costly search procedures. The issuer enjoys the non-exclusive use of office, telecommunication and incidental supplies of stationary, provided by its Officer and Attorneys, who are related to its sole Consultant. These Officers, Directors, and Attorneys of this Registrant are substantially the same as those of its sole consultant, such that its maintenance expenses are minimal and manageable during this period and for the foreseeable future.

          In the event, contrary to the expectation of management, that no combination is made within the next twelve months, this issuer may be forced to deal with minimal costs involved in maintenance of corporate franchise and filing reports as may be required, when and if this 1934 Act registration is effective. Should this become necessary, the maximum amount of such advances is estimated not to exceed $20,000.00. Theses expenses would involve legal and auditing expenses. The Consultant and Counsel have agreed, informally, to defer compensation, pending acquisition. It is possible that any advances may be settled by compensation in common stock. Should further auditing be required, such services by the Independent Auditor may not be the subject of deferred compensation.

     The following language is found in Note 1-a of the independent auditor:
"The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its intention on raising capital in order to pursue its goals." Then, at Note 2: "It is management's plan to find an operating company to merge with." Again at Note 3:
"The Company is
a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

     After some unsuccessful efforts to launch operations, the original business plan was abandoned, on or about October 15, 1999. The Registrant has no present business or business plan other than to seek a profitable business combination, most likely in a reverse acquisition or similar transaction. Accordingly, its plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. The issuer will be concentrating on selecting a business combination candidate, when its 1934 Act Registration is effective and complete. No current fund raising programs are being conducted or contemplated before merger, acquisition or combination is announced, and then any such capital formation would be offered to investors based upon the assets and businesses to be acquired, and not on this Registrant in its present condition, without businesses, revenues, or income producing assets.

     It is unlikely that this company can attract capital before it identifies an acquisition target. It is likely that this company can attract capital when it has done so, based upon the attractiveness of businesses and assets to be acquired.

     This Issuer does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in the compelling interest of this Issuer to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended application for submission be effective.

          (ii) Summary of Product Research and Development. None.

          (iii) Expected purchase or sale of plant and significant equipment. None.

          (iv) Expected significant change in the number of employees. None.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

 (b)  Discussion and Analysis of Financial Condition and Results of Operations.

          (i) Operations and Results for the past two fiscal years. This Registrant has not succeeded in launching operations during the past two fiscal years. It has had no revenues to date. It has incurred some expenses during these periods.

                                 ===============================================
                                             1998                1997
================================================================================
Auditing                                    1,853
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Bank Charges                                                      109
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Travel                                                          3,636
--------------------------------------------------------------------------------
Legal and Professional                      28,695             72,100
--------------------------------------------------------------------------------
Filing Fees                                                       690
--------------------------------------------------------------------------------
Other Accounting                               250
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Transfer Agency                                500
--------------------------------------------------------------------------------
Contract Services                            2,500              2,500
--------------------------------------------------------------------------------
Misc                                                              990
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      TOTALS                                33,798             80,025
================================================================================

          (ii) Future Prospects. The Company is unable to predict when it may participate in a business opportunity. The reason for this uncertainty arises from its limited resources, and competitive disadvantages with respect to other public or semi-public issuers. Notwithstanding the foregoing cautionary statements, assuming the continuation of current conditions, this issuer would expect to proceed to select a business combination within no sooner than six months nor expect to close an acquisition in a shorter period than within the next twelve months. It cannot attract a partner before it can perfect the continued quotation of its common stock on the OTCBB by this 1934 Act Registration.

(c) Reverse Acquisition Candidate. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this issuer to the acquisition target company or ownership group. It is called a reverse- acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance. Capital formation issues for the future of this Issuer would arise only when targeted business or assets have been identified. Until such time, this Issuer has no basis upon which to propose any substantial infusion of capital from sources outside of its circle of affiliates.

     Targeted acquisitions for stock may be accompanied by capital formation programs, involving knowledgeable investors associated with or contacted by the owners of a target company. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Issuer for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure of and reliance on the businesses and assets to be acquired, and not upon the present or future condition of this Issuer without revenues or substantial assets.

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                        Item 3. Description of Property.
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     The Issuer has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys.

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     Item 4. Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. These following 5% or more shareholders are unrelated to Management or to its sole consultant. Neither management, nor any affiliate of management, or of the consultant to management, has any interest in any of the following shareholders, nor do any of the following shareholders possess any interest or affiliation with either management or its consultant.

================================================================================
        5% Owners                           # Shares                % of Total
--------------------------------------------------------------------------------
MFC Merchant Bank S.A.                       270,000                   8.52
6, Cours de Rive
CH-1211 Geneva 3
Switzerland
--------------------------------------------------------------------------------
Euroswiss Securities Ltd.                    270,000                   8.52
Queensway House
Queen Street
St. Helier, Jersey
Channel Islands
--------------------------------------------------------------------------------
Harpings Management Ltd.                     270,000                   8.52
Market Street
Douglas, Isle of Man
--------------------------------------------------------------------------------
MFC Securities AG                            270,000                   8.52
Burglistrasse 6
CH-8002 Zurich
Switzerland
--------------------------------------------------------------------------------
First Capital Invest Corp.                   270,000                   8.52
Muhlebachstrasse 54
CH-8032 Zurich
Switzerland
--------------------------------------------------------------------------------
Valorinvest Ltd.                             270,000                   8.52
Quai des Bergues
CH-1201 Geneva
Switzerland
--------------------------------------------------------------------------------
Value Invest Ltd.                            270,000                   8.52
Letzigraben 89
CH-8040 Zurich
Switzerland
--------------------------------------------------------------------------------
Pensbreigh Holdings Ltd.                     270,000                   8.52
Chancery Chambers
Bridgetown, Barbados
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                                       10

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Volendam Securities C.V.                     270,000                   8.52
Veerkade 2
NL-3016 de Rotterdam
Postbus 23444
NL-3001 KK Rotterdam
Netherlands
--------------------------------------------------------------------------------
Noble Trading                                270,000                   8.52
Shipley House
So. Shipley Street
P.O. Box N-7755
Nassau, Bahamas
--------------------------------------------------------------------------------
Total 5% Owners                            2,700,000                  85.23
--------------------------------------------------------------------------------
Total Issued and Outstanding               3,167,800                 100.00
================================================================================

(b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant.

================================================================================
NAME AND ADDRESS OF BENEFICIAL OWNER                       ACTUAL            %
                                                           SHARES
                                                           OWNED
--------------------------------------------------------------------------------
Nora Coccaro (1)                                                -0-         0.00
1177 W. Hastings, Suite 1818
Vancouver BC V6E 2K3
--------------------------------------------------------------------------------
J. Dan Sifford, Jr. (1)                                         -0-         0.00
62 Bay Heights Drive
Miami, Florida 33133
================================================================================
All Officers and Directors as a Group                             0         0.00
================================================================================
Total Shares Issued and Outstanding                       3,167,800       100.00
================================================================================

(1) Mr. Sifford and Ms. Coccaro are presently Interim Officers and Directors, for the benefit of Shareholders. Mr. Sifford is an officer of the Registrant's sole consultant. Neither Mr. Sifford nor the consultant are shareholders of the Registrant. Please see the following Items 5, 6 and 7 for expanded disclosure and further information.

(c) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. The Issuer is searching for a profitable business opportunity. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this issuer to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance.

--------------------------------------------------------------------------------
      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

     The following persons are Officers/Directors of Registrant, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

     J. Dan Sifford, Jr. (age 61) is a director and President of Registrant. He grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities. During each of the past five years he has served as President of Indiasa, which serves only as a holding company owning: 100% of Indiasa Aviation Corp. (a company which owns aircraft but has no operations); 100% of Overseas Aviation Corporation (a company which owns Air Carrier Certificates but has no operations); 50% of Robmar International, S.A. (a company operates a manufacturing plant in Argentina and Brazil, but in which Mr. Sifford holds no office). In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean, and has been its president continuously during each of the past five years.

     Mr. Sifford is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies: Air Epicurean, Inc., All American Aircraft, Earth Industries, DP Charters, Inc., Ecklan Corporation, EditWorks, Ltd., Market., Market Formulation & Research, Inc., NetAir.com, Inc., NSJ Mortgage Capital Corporation, Inc., North American Security & Fire, Oasis 4th Movie Project, Professional Recovery Systems, Inc., Richmond Services, Inc., Telecommunications Technologies, Ltd., and World Staffing II, Inc.

     Of these last mentioned companies, he is currently serving in this Registrant, in DP Charters, in Ecklan Corporation, in Oasis 4th Movie Project, in Richmond Services, Inc, and in NetAir.com, Inc.

     Nora Coccaro (age 43) is a director and corporate secretary of Registrant. She grew up in Montevideo, Uruguay, where she attended medical school at the University of Uruguay. She has been involved in the North and South American financial communities for the past 15 years during which time she has gained extensive experience in management of public companies and particularly in Canadian and American mining activities in South America. She was Venezuelan Operations Manager of Ourominas Minerals Inc. from 1995 until 1997. In 1996 and 1997, she was retained by Homestake Mining Company as consultant in Central America to review mineral title administration procedures, land status and market research. In 1998, Ms. Ms Coccaro was appointed Director of Americana Gold & Diamond Holdings, Inc. a Nasdaq Bulletin Board company and from 1998 until May 1999 she was Director and Executive Vice-President of Black Swan Gold Mines, a Toronto Senior company. Since September 1998 she also served as the Consul of Uruguay to Western Canada.


             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------

     Neither J. Dan Sifford nor Nora Coccaro are compensated directly by this Registrant. Mr. Sifford is compensated indirectly as an Officer of the Registrant's Sole consultant, Intrepid International, S. A. (Panama)/Intrepid International, Ltd. ("Intrepid US"). Intrepid bills the Registrant on a time/fee basis. Mr. Sifford's compensation from Intrepid is not directly related or linked to the amount of fees billed by Intrepid for Mr. Sifford's actual time/fee. For more information and expanded disclosure, please refer to the following Item 7, and to Exhibit 6.1.

--------------------------------------------------------------------------------
             Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------

     Intrepid International, S. A. ("Intrepid") is the sole consultant of this Registrant. The Officer/Director of this Registrant is an affiliate of Intrepid. Intrepid International, S. A. was incorporated in the Republic of Panama in 1984 to offer financial services to natural resource companies, primarily those engaged in the production of oil and gas. Following the world wide collapse of oil prices in the mid-eighties, Intrepid broadened the focus of its universe of support services to include a wider range of companies, with an emphasis on public companies and private companies, companies engaged in the transition from privately held to publicly held, and development stage companies, whether public or private, requiring professional business and corporate guidance. In August of 1997 the Company sought a United States Representative and entered into a relationship with a group of corporate and business specialists who, after contracting with the Company, incorporated as Intrepid International, Ltd. ("Intrepid US") to provide the required representation and agency for the Company in North America and Europe. Intrepid US is incorporated in the State of Nevada. Intrepid is not an investment banker, nor a broker or dealer in securities. Intrepid is a provider of technical support services to client companies, generally, and an occasional investor for its own account. It is not, and its officers and affiliates are not shareholders of this Registrant. The services of Intrepid and its associated counsel are billed monthly on a time/fee basis. Please see Exhibits 6.1, 6.2 and 6.3 for the retainer agreements by which Intrepid and its associated counsel were and are retained.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found under Item 5 of this Part, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of Intrepid International, Ltd. (Nevada) (Intrepid US) are two individuals; KIRT W. JAMES, and J. DAN SIFFORD, JR. The Officers, Owners and Directors of the Panama parent do not direct or participate in the management of this Registrant.

     For purposes of the following paragraphs of this Item, "Company" refers to the consultant Intrepid International, S.A., a Panama Corporation, and does not refer to the Registrant.

     Laurencio Jaen O., an original incorporator who has served as President and Director of the Company since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world's largest free trade zone), and as Director of Panama's

Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of the Company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, a Panama law firm with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm of Franco and Franco is regarded with the highest degree of integrity and professionalism in the business and political community in Panama with its partners and several of its associates holding or having held public office in Panama. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

--------------------------------------------------------------------------------
                       Item 8. Description of Securities.
--------------------------------------------------------------------------------

     The Company's Capital Authorized and Issued. The Issuer Company is authorized to issue 100,000,000 shares of a single class of Common Voting Stock, of par value $0.0001, of which 3,167,800 are issued and outstanding, as of October 15, 1999.

     Common Stock. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Company. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full.

     Secondary Trading refers to the marketability to resell the securities of this issuer in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to ss.3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Issuer; however, as to shares owned by affiliates of the Issuer, the second-year limitation of amounts attaches and continues, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

     Unrestricted Shares of Common Stock. 3,167,800 shares of common stock are issued and outstanding, of which 3,000,000 shares are held by affiliates of the Registrant, and of which 167,800 shares are owned by non-affiliates of the Registrant and are believed to be unrestricted securities which could be sold in brokerage transaction in compliance with Rule 144. These 167,800 shares were issued pursuant to Rule 504 on or before April 6, 1999, and were not, when issued Restricted Securities, as defined by Rule 144(a). The affiliate shares were issued on or about December 29, 1988, pursuant to ss.4(2) of the 1933 Act, and are more than two years old. Rule 144 would permit affiliate sales in limited amounts, as discussed in the previous paragraph. Sales in amount limited by Rule 144 are commonly called "dribbling".

     Options and Derivative Securities. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

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                                       15

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
             and Shareholder Matters Equity and Shareholder Matters.
--------------------------------------------------------------------------------

(a) Market Information. The Common Stock of this Issuer is quoted Over the Counter on the Bulletin Board ("OTCBB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:

=============================================================================================================
PERIOD               HIGH BID         LOW BID          PERIOD              HIGH BID          LOW BID
-------------------------------------------------------------------------------------------------------------
1st 1998                                               1st 1999            6.25              4.50
-------------------------------------------------------------------------------------------------------------
2nd 1998                                               2nd 1999            7.00              5.00
-------------------------------------------------------------------------------------------------------------
3rd 1998                                               3rd 1999            5.19              2.88
-------------------------------------------------------------------------------------------------------------
4th 1998                                               Oct 1999            3.44              2.88
=============================================================================================================

     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark- down or commissions and may not reflect actual transactions, and is based upon standard reporting sources, taken off the Internet.

(b) Holders. There are presently approximately 65 shareholders of the common stock of this Registrant.

(c) Dividends. No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

(d) Reverse Acquisitions. A reverse acquisition of a target business or company would be expected to involve a change of control of the Registrant, and the designation of new management. The financial statements of this Registrant would become largely unreflective of the true condition of the Registrant after such an acquisition. Shareholder approval would be solicited, pursuant to the laws of the State of Nevada, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of this Registrant. In connection with the solicitation of shareholder approval, whether or not proxies are solicited, the Registrant would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosure would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.

--------------------------------------------------------------------------------
                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer.

--------------------------------------------------------------------------------
             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

--------------------------------------------------------------------------------
                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

     The following disclosure presents:

     (a) The date, title and amount of unregistered securities sold within the past three years.

     (b) Principal Underwriters, if any. If the small business issuer did not publicly offer any securities, identify the persons or class of persons to whom the small business issuer sold the securities.

     No Underwriters or Underwriting. No discounts or commissions.

     (c) For securities sold for cash, the total offering price and the total underwriting discounts or commissions. For securities sold other than for cash, describe the transaction and the type and amount of consideration received by the small business issuer.

     (d) The Section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available.

     (e) If the securities sold are convertible or exchangeable into equity securities, or are warrants or options representing equity securities, disclose the terms of conversion or exercise of the securities.

     No convertible or exchangeable securities, warrants or options.

====================================================================================================================
Date                   Title                     Exemption          Price             Amount                Cash
--------------------------------------------------------------------------------------------------------------------
May 22, 1997           Common Stock              Rule 504           $5.00             20,000 shares         $100,000
--------------------------------------------------------------------------------------------------------------------
Purchased by 18 sophisticated investors with preexisting relationships to management.
====================================================================================================================

====================================================================================================================
Date                   Title                     Exemption          Price             Amount                Cash
--------------------------------------------------------------------------------------------------------------------
May 12, 1998           Common Stock              Rule 504           $1.00             2,800                 $2,800
--------------------------------------------------------------------------------------------------------------------
Purchases by a single accredited investor.
====================================================================================================================

====================================================================================================================
Date                   Title                     Exemption          Price             Amount                Cash
--------------------------------------------------------------------------------------------------------------------
12/12/98               Common Stock              Rule 504           $0.10             50,000                $5,000
--------------------------------------------------------------------------------------------------------------------
Purchased by a single accredited investor.
====================================================================================================================

====================================================================================================================
Date                   Title                     Exemption          Price             Amount                Services
--------------------------------------------------------------------------------------------------------------------
3/3/99                 Common Stock              Rule 504           $0.10             95,000                $9,500
--------------------------------------------------------------------------------------------------------------------
Issued for professional and consulting services, to Intrepid International, S.A., 24843 Del Prado Suite 318, Dana
Point, CA 92629. "Services" included repayment of substantial advances for legal services, copying, printing and various filing fees and miscellaneous expenses. These shares are no longer owned by or for Intrepid, they having been sold into the market in brokerage transactions.
====================================================================================================================

--------------------------------------------------------------------------------
               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------

(a) The Articles of Incorporation provide: Each Director and officer or Former Director or officer or any person who may have served at the request of this corporation as a Director or officer of another corporation in which this corporation owns shares of capital stock or of which this corporation is a creditor (and their heirs, executors, and administrators) may be indemnified by the corporation against reasonable costs and expenses incurred by him in connection with any action, suit, or proceeding to which he may be made a party by reason of his being or having been such Director or officer, except in relation to any actions, suits, or proceedings in which he has been adjudged liable because of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, or in the event of a settlement, each Director and officer (and his heirs, executors, and administrators) may be indemnified by the corporation against payments made, including reasonable costs and expenses, provided that such indemnity shall be conditioned upon the prior determination by a resolution of two-thirds (2/3) of those members of the Board of Directors of the corporation who are not involved in the action, suit, or proceeding that the Director or officer has no liability by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, and provided further that if a majority of the members of the Board of Directors of the corporation are involved in the action, suit, or proceedings, such determination shall have been made by a written opinion of independent counsel. Amount paid in settlement shall not exceed costs, fees, and expenses which would have been reasonable incurred if the action, suit, or proceeding had been litigated to a conclusion. Such a determination by the Board of Directors, or by independent counsel, and the payments of amounts by the corporation on the basis thereof shall not prevent a shareholder from challenging such indemnification by appropriate legal proceedings on the grounds that the person indemnified was liable to the corporation or its security holders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. The foregoing rights and indemnification shall not be exclusive of any other rights to which the officers and Directors may be entitled according to law.


(b) The By-Laws provide: "The Corporation shall indemnify its present or former Directors and officers, employees, agents and other persons to the fullest extent permissible by, and in accordance with the procedures contained in,
Article 2.02-1 of the Texas Business Corporation Act. Such indemnification shall not be deemed to be exclusive of any other rights to which a director, officer, agent or other person may be entitled, consistent with law, under any provision of the Articles of Incorporation or By-Laws of the Corporation, any general or specific action of the Board of Directors, the terms of any contract, or as may be permitted or required by common law."

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

     Audited Financial Statements: for the six months ended June 30, 1999, and for the years ended December 31, 1998 and 1997, are provided as FINANCIAL
STATEMENT: F-1, in the body this filing, following this page, and incorporated herein by this reference as though fully set forth on this page as well.

     Un-Audited Financial Statements: for the months ended September 30, 1999, are provided as FINANCIAL STATEMENT: F-2, in the body of this filings, following F-1, and incorporated herein by this reference as though fully set forth on this page as well.


     Selected Financial Information

                            ==============================================================
                              9/30/99         6/30/99         12/31/98        12/31/97
                            ==============================================================
==========================================================================================
Total Assets                  $705            $705            $705            $19,975
------------------------------------------------------------------------------------------
Revenues                         0               0               0                  0
------------------------------------------------------------------------------------------
Operating Expenses               0               0          33,798             80,025
------------------------------------------------------------------------------------------
Net Earnings or (Loss)          (0)             (0)        (33,798)           (80,025)
------------------------------------------------------------------------------------------
Per Share (Loss)               (.0)         (.0000)         (0.011)            (0.003)
------------------------------------------------------------------------------------------
Average Common
Shares  Outstanding              0       3,167,800       3,045,800         29,624,712
==========================================================================================

--------------------------------------------------------------------------------

                          AUDITED FINANCIAL STATEMENTS
                                       of
                          Net Master Consultants, Inc.
                  for June 30, 1999, December 31, 1998 and 1997

--------------------------------------------------------------------------------

                          Net Master Consultants, Inc.
                          (a Development Stage Company)
                              Financial Statements
                    June 30, 1999, December 31, 1998 and 1997

                                 C O N T E N T S



Independent Auditors' Report..................................................3

Balance Sheets................................................................4

Statements of Operations......................................................5

Statements of Stockholders' Equity............................................6

Statements of Cash Flows......................................................7

Notes to the Financial Statements.............................................8

                   [LETTERHEAD OF CROUCH, BIERWOLF & CHISHOLM]


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Net Master Consultants, Inc.

We have audited the accompanying balance sheets of Net Master Consultants, Inc. (a Development Stage Company) as of June 30, 1999, December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Net Master Consultants, Inc. (a Development Stage Company) as of June 30, 1999, December 31, 1998 and 1997 and the results of its operations and cash flows for the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Crouch, Bierwolf & Chisholm
Salt Lake City, Utah
August 19, 1999

                          Net Master Consultants, Inc.
                          (a Development Stage Company)
                                 Balance Sheets



                                     Assets

                                                                                December 31,
                                                           June 30,       -------------------------
                                                             1999           1998            1997
                                                          ---------       ---------       ---------

Current assets
   Cash                                                   $     705       $     705       $  19,975
                                                          ---------       ---------       ---------

Total Current Assets                                            705             705          19,975
                                                          ---------       ---------       ---------

      Total Assets                                        $     705       $     705       $  19,975
                                                          =========       =========       =========


                      Liabilities and Stockholders' Equity


Liabilities                                               $    --         $    --         $    --
                                                          ---------       ---------       ---------


Stockholders' Equity

   Common Stock, authorized
     100,000,000 shares of $.0001 par value,
     issued and outstanding 3,167,800, 3,167,800
     and 3,020,000 shares respectively                          317             317             302

   Additional Paid in Capital                               117,016         117,016          99,731

   Deficit Accumulated During the
     Development Stage                                     (113,856)       (113,856)        (80,058)
   Stock Subscriptions                                       (2,772)         (2,772)           --
                                                          ---------       ---------       ---------

      Total Stockholders' Equity                                705             705          19,975
                                                          ---------       ---------       ---------

Total Liabilities and Stockholders' Equity                $     705       $     705       $  19,975
                                                          =========       =========       =========



    The accompanying notes are an integral part of these financial statements

                          Net Master Consultants, Inc.
                          (a Development Stage Company)
                            Statements of Operations


                                           For the
                                          Six Months              For the Years                Cumulative
                                            Ended               Ended December 31,               Total
                                           June 30,       ------------------------------         Since
                                             1999             1998              1997           Inception
                                         ------------     ------------      ------------      ------------

Revenues:                                $       --       $       --        $       --        $       --

Expenses:

   General and administrative                    --             33,798            80,025           113,856
                                         ------------     ------------      ------------      ------------

          Total Expenses                         --             33,798            80,025           113,856
                                         ------------     ------------      ------------      ------------

Net (Loss)                                       --       $    (33,798)     $    (80,025)     $   (113,856)
                                         ============     ============      ============      ============

Net Loss Per Share                       $      (.000)    $     (0.011)     $      (.003)     $     (0.004)
                                         ============     ============      ============      ============

Weighted average shares outstanding         3,167,800        3,045,800        29,624,712        25,940,222
                                         ============     ============      ============      ============



    The accompanying notes are an integral part of these financial statements

                          Net Master Consultants, Inc.
                          (a Development Stage Company)
                       Statements of Stockholders' Equity


                                                                                                           Deficit
                                                                                                         Accumulated
                                                                                          Additional      During the
                                                                 Common Stock              paid-in       Development
                                                            Shares         Amount          capital          Stage
                                                         -----------     -----------     -----------     -----------

Inception at December 28, 1988                                  --       $      --       $      --       $      --

Shares issued for services                                33,000,000           3,300          (3,267)           --

Net loss for the years ended
    December 31, 1988-1996                                      --              --              --               (33)
                                                         -----------     -----------     -----------     -----------

Balances, December 31, 1996                               33,000,000           3,300          (3,267)            (33)


Canceled 30,000,000 shares                               (30,000,000)         (3,000)          3,000            --

Issuance of stock at $5 per share on June 17, 1997            20,000               2          99,998            --

Net loss for the year ended December 31, 1997                                                                (80,025)
                                                         -----------     -----------     -----------     -----------

Balances, December 31, 1997                                3,020,000     $       302     $    99,731     $   (80,058)


Stock issued at $.10 for services valued at $9,500            95,000              10           9,490            --

Stock issued for subscription agreement                       52,800               5           7,795            --

Net loss for the year ended December 31, 1998                                                                (33,798)
                                                         -----------     -----------     -----------     -----------

Balances, December 31, 1998                                3,167,800             317         117,016        (113,856)


Net loss for the six months ended
   June 30, 1999                                                                                                --
                                                         -----------     -----------     -----------     -----------

Balances, June 30, 1999                                    3,167,800     $       317     $   117,016     $  (113,856)
                                                         ===========     ===========     ===========     ===========



    The accompanying notes are an integral part of these financial statements

                          Net Master Consultants, Inc.
                          (a Development Stage Company)
                            Statements of Cash Flows


                                                  For the
                                                 Six Months          For the years              Cumulative
                                                   Ended           ended December 31,             Total
                                                  June 30,      -------------------------         Since
                                                    1999          1998            1997          Inception
                                                 ---------      ---------       ---------       ---------
Cash Flows form Operating
 Activities

     Net loss                                    $    --        $ (33,798)      $ (80,025)      $(113,856)

     Adjustments to reconcile                         --             --              --              --
                                                 ---------      ---------       ---------       ---------

         Net cash flows provided
         (used) by operating activities               --          (33,798)        (80,025)       (113,856)
                                                 ---------      ---------       ---------       ---------

Cash Flows from Investment
 Activities:                                          --             --              --              --
                                                 ---------      ---------       ---------       ---------

Cash Flows from Financing
 Activities:
    Stock subscriptions received                      --            5,028            --             5,028
    Stock issued for organization cost                --             --              --                33
    Issued common stock for cash                      --             --           100,000         100,000
    Issued common stock for services                  --            9,500            --             9,500
                                                 ---------      ---------       ---------       ---------

           Net cash flows provided
            (Used)  by financing activities           --            9,500         100,000         114,561
                                                 ---------      ---------       ---------       ---------

Net increase (decrease) in cash                       --          (19,720)         19,975             705


Cash, beginning of year                                705         19,975            --              --
                                                 ---------      ---------       ---------       ---------

Cash, end of period                              $     705      $     705       $  19,975       $     705
                                                 =========      =========       =========       =========

Supplemental Cash Flow Information:
Cash paid for:
Interest                                         $    --        $    --         $    --         $    --

Taxes                                            $    --        $    --         $    --         $    --



    The accompanying notes are an integral part of these financial statements

                          Net Master Consultants, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1999, December 31, 1998 and 1997



NOTE 1 - Summary of Significant Accounting Policies

     a. Organization

          Net Master Consultants, Inc. (the "Company") was incorporated as Houston Produce Corporation under the laws of the State of Texas on December 28, 1988. The Company was organized primarily for the purpose of importing fruits and vegetables from Latin America for sale in the United States market however it has remained dormant until its reactivation in March of 1997. In June 1997 the Company changed the name to Net Master Consultants, Inc.

          The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its attention on raising capital in order to pursue its goals.

     b. Accounting Method

          The Company recognizes income and expense on the accrual basis of accounting.

     c. Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d. Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e. Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $113,856 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2004. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

                          Net Master Consultants, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1999, December 31, 1998 and 1997



NOTE 1 - Summary of Significant Accounting Policies (Continued)

     e. Provision for Income Taxes (Continued)

          Deferred tax assets and the valuation account is as follows at June 30, 1999, December 31, 1998 and 1997.

                               June 30,          December 31,
                               --------     ---------------------
                                 1999         1998         1997
                               --------     --------     --------
     Deferred tax asset:
        NOL carrryforward      $ 27,654     $ 27,654     $ 15,470

     Valuation allowance        (27,654)     (27,654)     (15,470)
                               --------     --------     --------

     Total                     $   --       $   --       $   --
                               ========     ========     ========


     f. Organization Costs

          The Company incurred $33 of organization costs in 1989. These costs, which were paid by shareholders of the Company were exchanged for 33,000,000 shares of common stock. Organization costs were being amortized on a straight line method over a 60 month period. These costs will be recovered only if, the Company is able to generate a positive cash flow from operations.

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has few tangible assets and has had recurring operating losses for the past few years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE 3 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Stock Split

          In 1997, the Company's Board of Directors authorized a 1,000 for one forward stock split and the cancellation of 30,000,000 shares as part of the reorganization and reincorporation. The Company's financial statements have been retroactively restated to show the effects of the stock split.

--------------------------------------------------------------------------------

                                       F-2

                         Un-Audited Financial Statements
                  for the nine months ended September 30, 1999

--------------------------------------------------------------------------------

                          NET MASTER CONSULTANTS, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----

Balance Sheets for the years ended December 31, 1997,
     December 31, 1998 and September 30, 1999 (unaudited) ................  F-2

Statements of Loss and Accumulated Deficit for the years ended
     December 31, 1997, December 31,  1998 and
     September 30, 1999 (unaudited) ......................................  F-3

Statements of Changes in Financial Position for the years ended
     December 31, 1997, December 31, 1998 and
     September 30, 1999 (unaudited) ......................................  F-4

Statements of Stockholders' (Deficit) Equity for the period from inception (December 28, 1998) through December 31, 1988,
     for the years ended December 31, 1989, through December 31,
     1998 and the period ended September 30, 1999 (unaudited) ............  F-5

Notes to Financial Statements ............................................  F-6

                          NET MASTER CONSULTANTS, INC.
                           BALANCE SHEETS (UNAUDITED)
              for the fiscal years ended December 31, 1998 and 1997
                and for the nine months ended September 30, 1999

                                                                                     December 31,
                                                            September 30,     ----------------------
                                                                 1999            1998         1997
                                                              ---------       ---------    ---------

                                     ASSETS

CURRENT ASSETS

           Cash                                               $     705       $     705    $  19,975

           Total Current Assets                                     705             705       19,975
                                                              ---------       ---------    ---------


TOTAL ASSETS                                                  $     705       $     705    $  19,975
                                                              =========       =========    =========


                       LIABILITIES & STOCKHOLDERS' EQUITY


STOCKHOLDERS' EQUITY

     Common Stock, $.0001 par value; authorized 100,000,000
           shares authorized, 3,020,000 shares issued and
           outstanding as of December 31, 1997,
           3,167,800 shares outstanding as of
           December 31, 1998 and April 30,1999                      317             317          302
     Additional paid-in capital                                 117,016         117,016       99,731
     Accumulated deficit during the development stage          (108,828)       (108,828)     (80,058)
     Stock Subscriptions                                         (7,800)         (7,800)
                                                              ---------       ---------    ---------

           Total Stockholders' Equity                               705             705       19,975
                                                              ---------       ---------    ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $     705       $     705    $  19,975
                                                              =========       =========    =========



                   The accompanying notes are an integral part
                         of these financial statements.

                                    page F-2

                          NET MASTER CONSULTANTS, INC.
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
              for the fiscal years ended December 31, 1998 and 1997
                and for the nine months ended September 30, 1999


                                                 December 31,
                              September 30, ----------------------    Cumulative
                                  1999         1998         1997       Amounts
                                ---------   ---------    ---------    ---------

REVENUES                        $     -0-   $     -0-    $     -0-    $     -0-
                                ---------   ---------    ---------    ---------

OPERATING EXPENSES
   Consulting                         -0-      23,722       72,500       96,222
   Office                             -0-                    1,200        1,200
   Accounting                         -0-       5,048        2,559        7,607
   Travel                             -0-       3,766        3,766
   Amortization                                                              33
                                ---------   ---------    ---------    ---------

      Total Operating Expense         -0-      28,770       80,025      108,828
                                ---------   ---------    ---------    ---------

NET INCOME (LOSS)               $     -0-   $ (28,770)   $ (80,025)   $(108,828)
                                =========   =========    =========    =========

NET (LOSS) PER SHARE            $     -0-   $(0.00953)   $(0.02659)   $(3.29782)
                                =========   =========    =========    =========



                   The accompanying notes are an integral part
                         of these financial statements.

                                    page F-3

                          NET MASTER CONSULTANTS, INC.
                   STATEMENT OF STOCKHOLDERS' (DEFICIT) EQUITY for the period from inception (December 28, 1988) through December 31, 1988, for the years ended December 31, 1998 through December 31, 1998 and for the nine months ended September 30, 1999

                                                       Common Stock
                                               -----------------------------       Additional        Accumulated      Total Stock-
                                               Number of             Par             Paid-In           Surplus       holders' Equity
                                                 Shares             Value            Capital          (Deficit)         (Deficit)
                                               -----------       -----------       -----------       -----------       -----------

Inception (December 28, 1988)                  $         0       $         0       $         0       $         0       $         0

Inception through December
31, 1988: Stock issued for
cash and services                               33,000,000             3,300            (3,267)               (1)               32

Year ended December 31, 1989                           -0-               -0-               -0-                (7)               25

Year ended December 31, 1990                           -0-               -0-               -0-                (7)               18

Year ended December 31, 1991                           -0-               -0-               -0-                (7)               11

Year ended December 31, 1992                           -0-               -0-               -0-                (7)                4

Year ended December 31, 1993                           -0-               -0-               -0-                (4)                0

Year ended December 31, 1994                           -0-               -0-               -0-               -0-               -0-

Year ended December 31, 1995                           -0-               -0-               -0-               -0-               -0-

Year ended December 31, 1996                           -0-               -0-               -0-               -0-               -0-
                                               -----------       -----------       -----------       -----------       -----------

Balances December 31, 1996                      33,000,000             3,300            (3,267)              (33)              -0-

Canceled 30,000,000 shares                     (30,000,000)           (3,000)            3,000

Sale of Common Stock for
  cash at $5.00 per share                           20,000                 2            99,998

Net Loss for year ended1997                                                                              (80,025)

                                               -----------       -----------       -----------       -----------       -----------
Balances, December 31, 1997                      3,020,000       $       302       $    99,731       $   (80,058)      $    19,975

Issuance of Common Stock for
  services at $0.10 per share                       95,000                10             9,491

Issuance of Common Stock for
  subscriptions agreement                           52,800                 5             7,795

Net Loss for 1998                                                                                        (28,770)
                                               -----------       -----------       -----------       -----------       -----------

Balances, December 31, 1998                      3,167,800       $       317       $   117,016       $  (108,828)      $     8,505
                                               -----------       -----------       -----------       -----------       -----------

Balances, September 30, 1999                     3,167,800       $       317       $   117,016       $  (108,828)      $     8,505
                                               ===========       ===========       ===========       ===========       ===========

                   The accompanying notes are an integral part
                         of these financial statements.

                                    page F-4

                          NET MASTER CONSULTANTS, INC.
                       STATEMENTS OF CASH FLOW (UNAUDITED)
              for the fiscal years ended December 31, 1998 and 1997
                and for the nine months ended September 30, 1999


                                                                          December 31,
                                                 September 30,     -------------------------      Cumulative
                                                      1999            1998            1997          Amounts
                                                   ---------       ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net Income (Loss)                               $     -0-       $ (28,770)      $ (80,025)      $(108,795)
   Add item not requiring the use of cash                                                                 33
                                                   ---------       ---------       ---------       ---------

Net use of cash from operating activities                -0-         (28,770)        (80,025)       (108,795)
                                                   ---------       ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Organization costs                                                                                    (33)
                                                                                                   ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from increase in accounts payable                          9,500                           9,500
   Proceeds from issuance of comon stock                                             100,000         100,000
                                                                   ---------       ---------       ---------

NET INCREASE IN CASH                                     -0-         (19,270)         19,975             705

CASH AT BEGINNING OF PERIOD                              705          19,975             -0-             -0-
                                                   ---------       ---------       ---------       ---------

CASH AT END OF PERIOD                              $     705       $     705       $  19,975       $     705
                                                   =========       =========       =========       =========



                   The accompanying notes are an integral part
                         of these financial statements.

                                    page F-5

                          Net Master Consultants, Inc.
                          (a Development Stage Company)
                  Notes to the Financial Statements (unaudited)
                 September 30, 1999, December 31, 1998 and 1997


NOTE I - Summary of Significant Accounting Policies

     a.   Organization

          Net Master Consultants, Inc. (the "Company) was incorporated as Houston Produce Corporation under the laws of the State of Texas on December 28, 1988. The Company was organized primarily for the purpose of importing fruits and vegetables from Latin America for sale in the United States market however it has remained dormant until its reactivation in March of 1997. In June 1997 the Company changed the name to Net Master Consultants, Inc.

          The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its attention on raising capital in order to pursue its goals.

     b.   Accounting Method

          The Company recognizes income and expense on the accrual basis of accounting.

     c.   Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.   Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.   Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $104,624 that will be off-set against future taxable income. These NOL carryforwards begin to expire in the year 2004. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.


                                    page F-6

                          Net Master Consultants, Inc.
                          (a Development Stage Company)
                  Notes to the Financial Statements (unaudited)
                 September 30, 1999, December 31, 1998 and 1997

NOTE I - Summary of Significant Accounting Policies (Continued)

     e.   Provision for Income Taxes (Continued)

          Deferred tax assets and the valuation account is as follows at September 30, 1999, December 31, 1998 and 1997.

                                                          December 31,
                                  September 30,    -----------------------
                                      1999           1998           1997
                                    --------       --------       --------

     Deferred tax asset:
     NOL carryforward               $ 35,185       $ 35,185       $ 27,220

     Valuation allowance             (35,185)       (35,185)       (27,220)
                                    --------       --------       --------
     Total                          $    -0-       $    -0-       $    -0-
                                    ========       ========       ========

     f.   Organization Costs

          The Company incurred $33 of organization costs in 1989. These costs,, which were paid by shareholders of the Company were exchanged for 33,000,000 shares of common stock. Organization costs were being amortized on a straight line method over a 60 month period. These costs will be recovered only if, the Company is able to generate a positive cash flow from operations.

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has few tangible assets and has had recurring operating losses for the past few years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE 3 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Stock Split

          In 1997, the Company's Board of Directors authorized a 1,000 for one forward stock split and the cancellation of 30,000,000 shares as part of the reorganization and reincorporation. The Company's financial statements have been retroactively restated to show the effects of the stock split.

                                    page F-7

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------

                                  Exhibit Index

================================================================================
EXHIBIT          TABLE CATEGORY  /  DESCRIPTION OF EXHIBIT                 PAGE
 TABLE                                                                    NUMBER
   #
--------------------------------------------------------------------------------
             [2] ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
  2.1   ARTICLES OF INCORPORATION: Houston Produce Corporation              40
--------------------------------------------------------------------------------
  2.2   ARTICLES OF AMENDMENT: Net Master Consultants, Inc.                 50
--------------------------------------------------------------------------------
  2.3   BY-LAWS                                                             54
--------------------------------------------------------------------------------
                             [6] MATERIAL CONTRACTS
--------------------------------------------------------------------------------
  6.1   FINANCIAL SERVICES CONSULTING AGREEMENT                             61
--------------------------------------------------------------------------------
  6.2   ATTORNEY DISCLOSURE AND SPECIAL RELATIONSHIP AGREEMENT              76
--------------------------------------------------------------------------------
  6.3   ATTORNEY DISCLOSURE AND SPECIAL RELATIONSHIP AGREEMENT              80
================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                          Net Master Consultants, Inc.

                      formerly Houston Produce Corporation

                                       by


/s/                                                                          /s/
-----------------------------                      -----------------------------
J. Dan Sifford                                                      Nora Coccaro
Director and President                                    Director and Secretary


                                       39